Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

Dear Shareholders,

This morning, we announced our plans to go public through a merger with DPCM Capital. You can find the press release on the D-Wave website.

This highly strategic transaction is expected to fund and accelerate our growth strategy to further expand our global footprint; fund our dual hardware approach and cross platform software and tools development; and accelerate our go-to-market, services-enabled strategy into key verticals and markets. As the only quantum computing company in the world that is building both annealing and gate-model quantum computers, we will have access to the full projected $150B quantum computing total addressable market (TAM). Our product portfolio and road map positions us to address this market opportunity with advanced quantum computing technology that will continue to drive real business value for our customers. This transaction is a testament to the exceptional product platform and the emerging business that we are building together.

If you have any questions, please reach out to shareholdercomm@dwavesys.com.

This is a milestone day for D-Wave. I want to thank you all for your long-term investment in our success. I look forward to providing you with updates in this next phase of our evolution.

Sincerely,

Alan Baratz

CEO, D-Wave

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction (as defined below) and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find It

In connection with the potential business combination transaction (the “Transaction”) pursuant to which D-Wave Systems Inc. (“D-Wave”) and DPCM Capital, Inc. (“DCPM”) will become subsidiaries of a newly formed parent company, D-Wave Quantum Inc. (“D-Wave Quantum”), a registration statement on Form S-4 will be filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum that will include a prospectus with respect to the combined company’s securities to be issued in connection with the Transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the Transaction (the “proxy statement/prospectus”). D-Wave Quantum and DPCM urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about D-Wave Quantum, DPCM, D-Wave and the Transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM as of a record date to be established for voting on the Transaction. Once available, shareholders will also be able to obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

D-Wave Quantum, DPCM and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM’s stockholders in respect of the Transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM’s stockholders in connection with the proposed Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

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